Exhibit (a)(5)(viii)
Securities Act (Quebec)
Report under Section 189.1.3 of the Regulations
pursuant to Section 147.21(2) of the Act
1.	Name and address of the offeree company:

Laidlaw International, Inc. (“Laidlaw”) 55 Shuman Blvd., Suite 400 Naperville, Illinois 60563

2.	Name and address of the offeror:

Issuer Bid — see question 1.

3.	The designation of the securities that are subject to the bid:

The Common Stock (the “Shares”) of Laidlaw (including the associated Preferred Share Purchase Rights) are the subject of the bid and their CUSIP number is 50730R102.

4.	The date of the bid:

The bid commenced on July 10, 2006 and will expire at 5:00 p.m. (New York City time) on August 7, 2006, or on such later date and time as extended by Laidlaw.

5.	The maximum number of securities of the class subject to the bid which are sought by the offeror:

The maximum number of Shares sought by Laidlaw is 15,000,000, being approximately 15% of the 97,900,041 Shares issued and outstanding on May 31, 2006.

6.	The value, in Canadian dollars, of the consideration offered per security:

The value of the consideration offered per Share will be determined pursuant to a procedure known as a “Modified Dutch Auction” which will allow shareholders of Laidlaw to deposit Shares at a price within the range of not less than $28.81 (US$25.50) per Share or more than $32.21 (US$28.50) per Share (based on the Bank of Canada’s noon US dollar exchange rate on July 13, 2006, which was $1.13 Canadian to $1.00 US). The actual purchase price that will be paid by Laidlaw will be the price per Share that will result in Laidlaw repurchasing not more than 15,000,000 Shares, however, Laidlaw may under certain circumstances and reserves the right to, in its sole discretion, purchase additional Shares of up to 2% of the outstanding Shares, subject to applicable legal requirements. Shareholders of Laidlaw who deposit their Shares at prices equal to or lower than the purchase price will receive the purchase price. All Shares deposited at a higher price will be returned to shareholders of Laidlaw.

7.	The fee payable in respect of the bid, as calculated under section 271.4(1):

Cdn.$1,000

DATED: July 13, 2006.

LAIDLAW INTERNATIONAL, INC.
	By:	/s/ Beth Byster Corvino
Beth Byster Corvino
Executive Vice President, General Counsel